Unilever PLC	Unilever N.V.
Unilever House	PO Box 760
100 Victoria Embankment	3000 DK Rotterdam
London EC4Y 0DY	The Netherlands
Weena 455
T: +44 (0)20 7822 5252	3013 AL Rotterdam
F: +44 (0)20 7822 5951/5898
www.unilever.com	T: +31 (0)10 217 4000
F: +31 (0)10 217 4798
www.unilever.com

Jenn Do Office of Manufacturing and Construction Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

9 September 2019

Dear Ms. Do,

Re:     Unilever PLC (File No. 1-4546) and Unilever N.V. (File No. 1-4547)

I refer to your letters dated 26 July 2019, which set out a comment of the Staff of the Division of Corporation Finance (the “Staff”) to the Unilever PLC and Unilever NV Forms 20-F filed on 11 March 2019. The text of the Staff’s comment is set out below, followed by our response.

Note 2. Segment information

1.                                      We have read your response to comment 2 in our letter dated June 7, 2019. Given the breadth of your product offerings, it appears that there are groups of similar products underlying your operating segments for which sales trends may be useful in assessing both past performance and prospects for growth. Those trends can be compared to benchmarks such as industry statistics or information reported by competitors. Please therefore reconsider the disclosure requirements of IFRS 8.32 and your conclusion that detailing revenue by product line would not be helpful. Refer to paragraph 103 of IFRS 8 BC.

Response to Comment:

Unilever complies with IFRS 8.32 through our disclosure of revenue for our Divisions, which comprise similar product groups. We ensure that all relevant product revenue information is available to a reader of our financial reporting through our segment disclosures and related commentary. Unilever’s revenue is derived from the sale of FMCG products, almost all of which is through retailers or distributors. All of the products in any one segment are subject to similar economic trends.

We have reconsidered the requirements of IFRS 8.32 and assessed that it may be helpful to supplement our existing disclosures with the relative size of our product categories to the overall Unilever group. This would provide more context for our commentary and enable investors to understand significant developments in the group’s product range, whilst minimising the distortion from small non-underlying developments in revenue such as exchange rates or acquisitions and disposals. Accordingly, Unilever will provide this information in future Form 20-F filings, commencing with the year ending 31 December 2019.

The Unilever Group expects that future disclosures would be substantially in the following form, which is derived from the financial information used to produce our financial statements:

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

SEGMENTAL REPORTING

Beauty & Personal Care	— primarily skin care (soap, shower, face cleansing), hair care (shampoo, conditioner, styling) and deodorant categories
Foods & Refreshment	— primarily ice cream, savoury (soups, bouillons, seasoning), dressings (mayonnaise, ketchup) and tea categories
Home Care	— primarily fabric category (washing powders, liquids, rinse conditioners) and includes a wide range of cleaning products

Our segments are comprised of similar product categories. Eight categories (2017 and 2016: nine) individually accounted for 5% or more of our revenue in one or more of the last three years. The following table shows the relevant contribution of these categories to group revenue for the periods shown:

Category	Segment	2018	2017	2016
Skin care	Beauty & Personal Care	17%	16%	15%
Fabric	Home Care	15%	15%	14%
Ice cream	Foods & Refreshment	13%	13%	13%
Hair care	Beauty & Personal Care	12%	11%	11%
Savoury	Foods & Refreshment	11%	11%	11%
Deodorant	Beauty & Personal Care	8%	8%	8%
Tea	Foods & Refreshment	6%	5%	6%
Dressings	Foods & Refreshment	5%	6%	6%
Spreads	Foods & Refreshment	3%	6%	6%
Other		11%	11%	11%

We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact Matthew Cannon at +44 207 822 5059 or matthew.cannon@unilever.com.

Yours sincerely,

/s/ Graeme Pitkethly

Graeme Pitkethly
Chief Financial Officer
Unilever PLC & Unilever N.V.

cc:                             David Schwartz, Vice President and General Counsel, North America, Unilever United States, Inc.

Mike Bienenfeld, Linklaters LLP